United States securities and exchange commission logo





                             October 26, 2020

       Gregory S. Bentley
       Chief Executive Officer
       Bentley Systems, Incorporated
       685 Stockton Drive
       Exton, PA 19341

                                                        Re: Bentley Systems,
Incorporated
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
23, 2020
                                                            CIK No. 0001031308

       Dear Mr. Bentley:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Richard Fenyes, Esq.